Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors Territorial Bancorp Inc.:

We consent to the incorporation by reference in the registration statements No. 333-168839 and No. 333-170579 on Form S-8 of Territorial Bancorp Inc. of our reports dated March 15, 2013, with respect to the consolidated balance sheets of Territorial Bancorp Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Territorial Bancorp Inc.

/s/ KPMG LLP

Honolulu, Hawaii
March 15, 2013